FORM T-3

              [As last amended in Release No. 39-170, May 7, 1962.]

                                  FACING SHEET

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                  ITSA-Intercontinental Telecomunicacoes Ltda.
                   -------------------------------------------
                               (Name of Applicant)

                               SCS, Quadra 07-Bl.A
                          Ed. Executive Tower, Sala 601
                             70.300-911 Brasilia-DF
                                     Brazil
                   ------------------------------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

          TITLE OF CLASS                                AMOUNT
          --------------                                ------
     12% Senior Secured Notes due 2004            $ 35,000,000 (minimum)

Approximate date of proposed public offering:     April 6, 2000
          (deadline for voting on First Amended Plan of Reorganization)

Name and address of agent for service:      Corporation Service Company
                                            Two World Trade Center
                                            Suite 8746
                                            New York, New York 10048-0203

With copies to:                             Mark I. Bane, Esq.
                                            Kelley Drye & Warren LLP
                                            101 Park Avenue
                                            New York, New York 10178

                                            John T. Capetta, Esq.
                                            Kelley Drye & Warren LLP
                                            Two Stamford Plaza
                                            281 Tressor Blvd.
                                            Stamford, CT 06901

THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL: (I) THE 20TH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES IT SHALL SUPERCEDE THIS AMENDMENT, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(a) OF THE ACT, MAY DETERMINE UPON WRITTEN REQUEST OF THE APPLICANT.

                                     GENERAL

         1.   GENERAL INFORMATION.    Furnish the following as to the applicant:

              (a) Form of organization. - A limited liability company.

              (b) State or other sovereign power under the laws of which organized. - Brazil.

         2. SECURITIES ACT EXEMPTION APPLICABLE. ITSA-Intercontinental Telecomunicacoes Ltda., a Brazilian limited liability company (the "Applicant" or "Company"), relies upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") (and the equivalent state securities or "blue sky" laws) provided by Section 3(a)(7) of the Securities Act and Section 1145(a)(1) of Title 11, United States Code, 11 U.S.C. ss.ss. 101 et seq. (the "Bankruptcy Code") as the basis for its claim that the registration of the offer and sale, pursuant to the Plan (as defined below) of the 12% Senior Secured Notes due 2004 (the "ITSA Notes") to be issued by the Company under an indenture (the "Indenture") to be dated as of the effective date of the Plan (the "Effective Date"), among the Company, the Guarantors named therein and The Bank of New York, as trustee (the "Trustee"), is not required under the Securities Act. Section 3(a)(7) of the Securities Act provides that the provisions of the Securities Act do not apply to any certificates issued by a receiver or by a trustee or debtor in possession in a case under Title 11 of the Bankruptcy Code, with the approval of the court. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the requirements of the Securities Act and the equivalent state securities and "blue sky" laws if the following conditions are satisfied: (1) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (2) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor and (3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property.

              On January 26, 2000, TV Filme, Inc., a Delaware corporation and parent company of the Applicant ("TV Filme"), filed a voluntary petition under chapter 11 of the Bankruptcy Code, together with a pre-negotiated plan of reorganization and the disclosure statement relating to such plan, with the U.S. Bankruptcy Court for the District of Delaware. On February 29, 2000, TV Filme filed its First Amended Plan of Reorganization (the "Plan") and the First Amended Disclosure Statement (the "Disclosure Statement") relating to the Plan. TV Filme has continued to operate its business and manage its properties as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

              The Plan reflects a restructuring of TV Filme pursuant to a consensual arrangement set forth in the Restructuring Agreement, dated January 24, 2000, with holders of more than 65% of TV Filme's outstanding 12-7/8% Senior Notes due 2004 (the "TV Filme Notes"). The restructuring principally provides that the TV Filme Noteholders will receive in exchange for their Notes (i) a cash payment of $25 million in the aggregate, (ii) ITSA Notes in the aggregate principal amount of at least $35 million, subject to adjustment, with an approximate five year maturity and an interest rate of 12% per annum (interest payable-in-kind at the option of the reorganized company through the first 24 months), and (ii) 80% of the new common equity of the reorganized company. Current management will receive 15% of the new common equity of the reorganized company. Existing common stockholders of TV Filme will receive 5% of the new common equity of the reorganized company in exchange for their existing shares of TV Filme. The Plan provides that the reorganized company will be a newly-formed Cayman Islands holding company, and that the ITSA Notes will be issued by the Applicant. The Disclosure Statement was approved by the Bankruptcy Court on March 1, 2000. Commencing on March 7, 2000, ballots with respect to the Plan will be circulated to those parties entitled to vote on the Plan, and a hearing to confirm the Plan is scheduled for April 10, 2000.

                                  AFFILIATIONS

         3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

Parent Companies                               Percentage of Voting
    Of Applicant (1)                           Securities Of Applicant Owned (2)
------------------------------------           ---------------------------------

TV Filme, Inc.                                        29.1%

TV Filme of Cayman, Ltd. (3)(4)                       70.9%

Filme Sub, Inc.                                       0% (one share)


Subsidiary Companies                           Percentage of Voting
    Of Applicant                               Securities Owned By Applicant (5)
------------------------------------           ---------------------------------

ITSA of Cayman, Ltd. (4)                              99.9%

TV Filme Brasilia Servicos
  de Telecomunicacoes Ltda.                           99.9%

TV Filme Belem Servicos
  de Telecomunicacoes Ltda.                           99.9%

TV Filme Goiania Servicos
  de Telecomunicacoes Ltda.                           99.9%

TV Filme Programadora Ltda.                           99.9%

TV Filme Operacoes Ltda. (6)                          99.9%

TV Filme Servicos                                     48% voting interest
 de Telecomunicacoes Ltda.                            83% total equity interest

-----------------------------
(1) Upon the Effective Date of the Plan, a reorganized TV Filme, Inc., incorporated in the Cayman Islands, will be the sole stockholder of the Applicant.

(2) Percentages rounded up to the nearest tenth of a percent.

(3) TV Filme, Inc. owns more than 99.9% of the voting securities of TV Filme of Cayman, Ltd.

(4) Contemporaneous with the restructuring, it is contemplated that TV Filme of Cayman, Ltd. and ITSA of Cayman, Ltd. will cease to exist.

(5) Percentages rounded down to the nearest tenth of a percent.

(6) TV Filme Operacoes Ltda. owns greater than 99.9% of the voting securities of TV Filme Sistemas Ltda., which owns greater than 99.9% of the voting securities of TV Filme Campina Grande Servicos de Telecomunicacoes Ltda.


         See Item 4 for "Directors and Executive Officers" of the Applicant, who may be deemed to be "affiliates" of the Applicant by virtue of their positions.


                             MANAGEMENT AND CONTROL

         4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to held by each person named.

NAME                         ADDRESS                           OFFICE
----                         ------                            ------

Hermano Studart Lins
  de Albuquerque             SCS Quadra 07- Bl.A               Gerente-Delegado*
                             Ed. Executive Tower, Sala 601     (Director)
                             70.300-911 Brasilia-DF
                             Brazil

Carlos Andre Studart Lins
  de Albuquerque             SCS Quadra 07- Bl.A               Gerente-Delegado*
                             Ed. Executive Tower, Sala 601     (Director)
                             70.300-911 Brasilia-DF
                             Brazil

----------------------------------------

*The directors of the Applicant perform functions comparable to those performed by both officers and directors of corporations organized under U.S. law.

         5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

                             AS OF FEBRUARY 25, 2000
--------------------------------------------------------------------------------
                                                                  PERCENTAGE
NAME AND                            TITLE OF                      OF VOTING
COMPLETE                             CLASS       AMOUNT           SECURITIES
MAILING ADDRESS (1)                 OWNED        OWNED            OWNED(2)
-------------------                --------      ------           -----------
TV Filme, Inc.                     Common (3)    3,201,626,415    29.10%
SCS, Quadra 07- Bl.A
Ed. Executive Tower, Sala 601
70.300-911 Brasilia-DF
Brazil

TV Filme of Cayman, Ltd. (4)(5)    Common (3)    7,800,000,000    70.90%
Ugland House
South Church Street
P.O. Box 309
Georgetown, Grand Cayman

-------------------------------------
(1) Upon the Effective Date of the Plan, a reorganized TV Filme, Inc., incorporated in the Cayman Islands, will be the sole stockholder of the Applicant.

(2) Percentages are rounded to the nearest tenth of a percent.

(3) As a limited liability company under Brazilian law, the Applicant has only one class of stock, which is comparable to the common stock of a U.S. corporation. Each share of stock has a par value of R$0.01.

(4) TV Filme, Inc. owns more than 99.9% of the voting securities of TV Filme of Cayman, Ltd.

(5) Contemporaneous with the restructuring, it is contemplated that TV Filme of Cayman, Ltd. and ITSA of Cayman, Ltd. will cease to exist.

                                  UNDERWRITERS

         6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         [Item 6 as amended in Release No. 39-5, January 15, 1941.]

         None.

                               CAPITAL SECURITIES

         7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

                             AS OF FEBRUARY 25, 2000
--------------------------------------------------------------------------------

                                 AMOUNT                  AMOUNT
 TITLE OF CLASS                  AUTHORIZED              OUTSTANDING
---------------                  ----------              -----------

Common Stock (1)                 11,001,626,416 (2)      11,001,626,416

---------------------------------------

(1) As a limited liability company under Brazilian law, the Applicant has only one class of stock, which is comparable to the common stock of a U.S. corporation. Each share of stock has a par value of R$0.01.

(2) As a limited liability company under Brazilian law, the Applicant, at any time, may "authorize" the creation of more shares, without limit.

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         The outstanding shares of stock of the Applicant carry full voting rights.


                              INDENTURE SECURITIES

         8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

         The following is an analysis of the Indenture provisions required under
Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. Definitions of capitalized terms used herein but not defined have the same meanings ascribed to them in the Indenture.

(a) EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

         An Event of Default is defined in the Indenture as:

         o a Default in the payment of interest on the ITSA Notes when due, continued for 30 days;
         o a Default in the payment when due of principal of or premium, if any, on the ITSA Notes at maturity, upon repurchase, upon acceleration, redemption or otherwise;
         o the granting by the Applicant or any Restricted Subsidiary of any Lien to secure Indebtedness in excess of US$100,000; o the failure by the Applicant to comply with any of its obligations in the covenants concerning limitations on asset sales, offers to repurchase upon a change of control and impairment of security interests and other agreements contained in the Indenture concerning a merger, consolidation or sale of assets;
         o the failure by the Applicant to comply with any of its other agreements contained in the Indenture or the ITSA Notes, for a continued period of 30 days after notice from the Trustee or Holders of 25% in aggregate principal amount of the outstanding ITSA Notes;
         o the Applicant or any Restricted Subsidiary defaults under any instrument of Indebtedness, which Default (i) is caused by failure to pay principal of or premium, if any, or interest following the applicable grace period, or (ii) results in the acceleration of such Indebtedness, in either case, with respect to total Indebtedness in an aggregate principal amount of US$5,000,000 or more;
         o any non-appealable judgments for the payment of money aggregating in excess of US$2,500,000 are rendered against the Applicant or a Restricted Subsidiary and remain outstanding for a period of 60 days following the date such judgments become final and non-appealable;
         o certain events of bankruptcy, insolvency or reorganization of the Applicant or a Restricted Subsidiary;
         o the Applicant's failure to observe any of the covenants contained in any of the Security Documents (as defined in the Indenture) for a continued period of 20 days after notice is given by the Trustee or the Holders of 25% in principal amount of the outstanding ITSA Notes, or the Security Document ceases to be in full force and effect for any reason other than full satisfaction and discharge of all obligations secured thereby, or the Applicant or any Restricted Subsidiary denies any of its obligations under any Security Document, in each case with respect to Collateral with an aggregate value in excess of US$100,000, or the Collateral becomes subject to one or more Liens securing obligations in excess of US$100,000 in the aggregate; or
         o any Guarantee is declared null and void or ceases to be in full force and effect or any Guarantor denies or disaffirms its obligations under its Guarantee.

         If an Event of Default occurs and is continuing, the Trustee, or holders of at least 25% in principal amount of the outstanding ITSA Notes by written notice to the Applicant and the Trustee, may declare the principal of the ITSA Notes and all of the interest accrued thereon to be due and payable immediately.

         If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee will mail to holders of ITSA Notes a notice of the Default or Event of Default within 90 calendar days after such event occurs. Except in the case of a Default or Event of Default in payment of the principal of, or interest (or premium, if any) on, any ITSA Note (including, without limitation, the payment of the Change of Control Payment on the Change of Control Payment Date, the payment of the applicable redemption price on the redemption date and the payment of the Net Proceeds Offer Price on the Net Proceeds Purchase Date), the Trustee may withhold such notice if it determines that withholding the notice is in the interests of the holders of the ITSA Notes.

(b) AUTHENTICATION AND DELIVERY; APPLICATION OF THE PROCEEDS

         At any time and from time to time after the execution and delivery of the Indenture, the Applicant may deliver executed ITSA Notes to the Trustee for authentication, together with a written order for the authentication and delivery of such ITSA Notes, and the Trustee in accordance with such order shall authenticate and deliver such ITSA Notes.

         No ITSA Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such ITSA Note the manual signature of the Trustee or its authenticating agent, and such signature upon any ITSA Note shall be conclusive evidence, and the only evidence, that such ITSA Note has been duly authenticated.

         There will be no proceeds from the issuance of the ITSA Notes.


(c) RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE

         The Applicant's obligations under the Indenture are secured pursuant to Security Documents (the "Security Documents") to be entered into with the Collateral Agent, for the benefit of the holders of the ITSA Notes. Pursuant to the Security Documents, the Collateral Agent, for the benefit of the holders of the ITSA Notes, will be granted liens on substantially all of the assets of the Applicant and the Guarantors.

          The Security Documents do not provide for the substitution of property subject to the liens of the Indenture. In addition, the Security Documents provide for the release of collateral upon the final payment in full of all amounts payable under the Indenture with respect to the ITSA Notes or the sale or other disposition of such collateral, PROVIDED, that the Trustee may not release any collateral unless and until it has received an Officer's Certificate certifying that all conditions precedent have been met and such other documents required by TIA ss. 314 (d). Notwithstanding the foregoing, the disposition of Inventory or Accounts in the ordinary course of business may be made without delivery to the Trustee of Certificates required by TIA ss. 314(d).

(d) SATISFACTION AND DISCHARGE OF THE INDENTURE

         The Applicant may, at the option of its Board of Directors, be discharged from its obligations with respect to all outstanding ITSA Notes and the Indenture (i.e. legal defeasance), provided that the Applicant has complied with the conditions below. The Applicant may also, at the option of its Board of Directors, be released from its obligations under the covenants (i.e. covenant defeasance) described under Article 8 of the Indenture.

         The following shall be the conditions precedent to legal or covenant defeasance:

         o the Applicant must irrevocably deposit in trust (i.e. the defeasement trust) with the Trustee unencumbered money or U.S. Government Securities for the payment of principal, premium, if any, and interest;
         o no Default of Event of Default shall have occurred and be continuing on the date of deposit or within 123 days thereafter;
         o such legal or covenant defeasance shall not result in a violation of, or constitute a Default under any material agreement, other than the Indenture, to which the Applicant is bound;

         o the Applicant must deliver to the Trustee an Opinion of Counsel to the effect that holders of the ITSA Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same time as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law); and
         o the Applicant will deliver to the Trustee (i) an Opinion of Counsel to the effect that as of the 123rd day after deposit, the defeasement trust is not subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, (ii) an Officer's Certificate stating that the deposit was not made by the Applicant in an effort to evade creditors' rights, and (iii) an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to such legal or covenant defeasance have been complied with.

(e) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS OF THE INDENTURE.

         The Applicant will deliver to the Trustee, within 120 calendar days after the end of each fiscal year, an Officer's Certificate stating that to the best of the signer's knowledge each of the Applicant and its Restricted Subsidiaries has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture, and that to the best of the signer's knowledge no event has occurred which would prohibit the payment of principal of or interest on the ITSA Notes (or, if such an event has occurred, what action each of the Applicant and its Restricted Subsidiaries is taking with respect thereto).

         The year-end financial statements delivered to the Trustee pursuant to ss. 4.3 of the Indenture will be accompanied by a written statement of the Applicant's public accountants that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that either the Company or any of the Guarantors has violated any provisions of Article 4 or Article 5 of the Indenture or, if such violation has occurred, specifying the nature and period of existence thereof.

         Upon any request or application by the Applicant to the Trustee to take any action under the Indenture, the Applicant will furnish to the Trustee an Officer's Certificate stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied, and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied. Each certificate and opinion with respect to compliance with a condition or covenant must comply with the provisions of TIA ss. 314 (e).

         So long as any of the ITSA Notes are outstanding, upon any Officer becoming aware of any Default or Event of Default, the Applicant and each of the Guarantors will deliver to the Trustee an Officer's Certificate specifying such Default or Event of Default and what action the Applicant is taking or proposes to take with respect thereto.

          9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                  TV Filme Brasilia Servicos de Telecomunicacoes Ltda.
                           SCS Qd. 07, Bl. A, No. 100
                           6o Andar, Salas 602 a 628 - pares
                           70300-911 Brasilia-DF
                           Brazil

                  TV Filme Goiania Servicos de Telecomunicacoes Ltda.
                           Rua 13, No. 19 - Setor Oeste
                           74120-060 Goiania-GO
                           Brazil

                  TV Filme Belem Servicos de Telecomunicacoes Ltda.
                           Rua Magalhaes Barata, 554,
                           Esquina c/09 de Janeiro
                           66630-040 Belem-PA
                           Brazil

                  TV Filme Campina Grande Servicos de Telecomunicacoes Ltda.
                           Rua Arthur Villarim, No. 850 (Parte)
                           58100-290 Campina Grande-PB
                           Brazil

                  TV Filme Programadora Ltda.
                           SCS Qd. 07, Bl. A, No. 100,
                           7o Andar, Salas 716/18/20/22/24
                           70300-911 Brasilia-DF
                           Brazil

                  TV Filme Sistemas Ltda.
                           SCS Qd. 07, Bl. A, No. 100, Sala 508
                           70300-911 Brasilia-DF
                           Brazil

                  TV Filme Servicos de Telecomunicacoes Ltda.
                           SCS Qd. 07, Bl. A, No. 100, Sala 520
                           70300-911 Brasilia-DF
                           Brazil

                  TV Filme Operacoes Ltda.
                           SCS Qd. 07, Bl. A, No. 100, Sala 809
                           70300-911 Brasilia-DF
                           Brazil

         CONTENTS  OF  APPLICATION  FOR  QUALIFICATION.   This  application  for
qualification comprises:

         (a) Pages numbered 1 to 12, consecutively.

         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.



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

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

EXHIBIT                      DESCRIPTION
-------                      -----------

Exhibit T3A                  Applicant's instrument of organization.

Exhibit T3B                  Applicant's instrument corresponding to bylaws of a
                             U.S. company.

Exhibit T3C                  Form of Indenture (included as Exhibit A to the
                             First  Amended  Plan  of  Reorganization   attached
                             hereto as Exhibit T3E-4).

Exhibit T3D                  Not Applicable.

Exhibit T3E-1                Master Ballot for Accepting or Rejecting the First
                             Amended Plan of Reorganization, for use by Custodians of Secured Notes (Class 2 Senior Secured
                             Claims).

Exhibit T3E-2                Beneficial Owner Ballot for  Accepting or Rejecting
                             the First Amended Plan of   Reorganization, for use
                             by Beneficial  Owners  of Secured Notes  (Class 2
                             Senior Secured Claims).

Exhibit T3E-3                First Amended  Disclosure  Statement relating
                             to the First Amended Plan of Reorganization,  dated
                             February 29, 2000,  approved by the U.S. Bankruptcy
                             Court  for the  District  of  Delaware  on March 1,
                             2000.

Exhibit T3E-4                First Amended Plan of Reorganization  under Chapter
                             11 of the Bankruptcy Code, dated February 29, 2000.

Exhibit T3E-5                Annual Report on Form 10-K for the year ended
                             December 31, 1998, filed by TV Filme, Inc. on March
                             15, 1999 (incorporated  herein by reference to such
                             filing   with   the    Securities    and   Exchange
                             Commission).

Exhibit T3E-6                Quarterly  Report on Form 10-Q for the period
                             ended September 30, 1999,  filed by TV Filme,  Inc.
                             on  November  18,  1999  (incorporated   herein  by
                             reference to such filing with the Securities and Exchange Commission).

Exhibit T3E-7                TV Filme, Inc. Chapter 7 Liquidation Analysis as of
                             September 30, 1999.

Exhibit T3F                  A cross reference sheet showing the location in
                             the indenture of the  provisions  inserted  therein
                             pursuant to Sections 310 through 318(a), inclusive,
                             of the Act [As added by Release No. 39-170,  May 7,
                             1962]  is  included   in  the  Form  of   Indenture
                             (included as Exhibit A to the First Amended Plan of
                             Reorganization attached hereto as Exhibit T3E-4).

Exhibit T3G                  Statement of Eligibility on Form T-1.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, ITSA-Intercontinental Telecomunicacoes Ltda., a limited liability company organized and existing under the laws of Brazil, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Brasilia, and Country of Brazil, on the 6th day of March, 2000.

                   ITSA-INTERCONTINENTAL TELECOMUNICACOES LTDA.


                           By:   /S/   HERMANO STUDART LINS DE ALBUQUERQUE
                                       -----------------------------------------
                                           Hermano Studart Lins de Albuquerque
                                                   Gerente-Delegado

                           By:    /S/   CARLOS ANDRE STUDART LINS DE ALBUQUERQUE
                                        ----------------------------------------
                                        Carlos Andre Studart Lins de Albuquerque
                                                   Gerente-Delegado




Please note that, under Brazilian law, limited liability companies do not have seals.

                                  EXHIBIT LIST

EXHIBIT                      DESCRIPTION


Exhibit T3A                  Applicant's instrument of organization.

Exhibit T3B                  Applicant's instrument corresponding to bylaws of a
                             U.S. company.

Exhibit T3C                  Form of Indenture (included as Exhibit A to the
                             First  Amended  Plan  of  Reorganization   attached
                             hereto as Exhibit T3E-4).

Exhibit T3D                  Not Applicable.

Exhibit T3E-1                Master  Ballot for Accepting or Rejecting the
                             First Amended Plan of Reorganization, for use by Custodians of Secured Notes (Class 2 Senior Secured
                             Claims).

Exhibit T3E-2                Beneficial Owner  Ballot for Accepting or Rejecting
                             the First Amended Plan of Reorganization, for use by Beneficial Owners of Secured Notes (Class 2
                             Senior Secured Claims).

Exhibit T3E-3                First Amended  Disclosure  Statement relating
                             to the First Amended Plan of Reorganization,  dated
                             February 29, 2000,  approved by the U.S. Bankruptcy
                             Court  for the  District  of  Delaware  on March 1,
                             2000.

Exhibit T3E-4                First Amended Plan of Reorganization under Chapter
                             11 of the Bankruptcy Code, dated February 29, 2000.

Exhibit T3E-5                Annual Report on Form 10-K for the year ended
                             December 31, 1998, filed by TV Filme, Inc. on March
                             15, 1999 (incorporated  herein by reference to such
                             filing   with   the    Securities    and   Exchange
                             Commission).

Exhibit T3E-6                Quarterly  Report on Form 10-Q for the period
                             ended September 30, 1999,  filed by TV Filme,  Inc.
                             on  November  18,  1999  (incorporated   herein  by
                             reference to such filing with the Securities and Exchange Commission).

Exhibit T3E-7                TV Filme, Inc. Chapter 7 Liquidation Analysis as of
                             September 30, 1999.

Exhibit T3F                  A cross reference sheet showing the location in
                             the indenture of the  provisions  inserted  therein
                             pursuant to Sections 310 through 318(a), inclusive,
                             of the Act [As added by Release No. 39-170,  May 7,
                             1962]  is  included   in  the  Form  of   Indenture
                             (included as Exhibit A to the First Amended Plan of
                             Reorganization attached hereto as Exhibit T3E-4).

Exhibit T3G                  Statement of Eligibility on Form T-1.